                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     ----------------------------------------------------------------------

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        FOR THE TWELVE-MONTH PERIOD ENDED
                                DECEMBER 31, 1999

     -----------------------------------------------------------------------

For the twelve-month period ended December 31, 1999.
Commission file number: 1-4188


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Newell Rubbermaid Inc.
     29 East Stephenson Street
     Newell Center
     Freeport, Illinois 61032

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       RUBBERMAID RETIREMENT PLAN FOR
                                       COLLECTIVELY-BARGAINED ASSOCIATES



Dated:  June 28, 2000                  /s/ Tom Nohl
                                      ---------------------------------
                                       Tom Nohl, Member, Benefit Plans
                                       Committee

                                 Exhibit Index



Exhibit No.

   23.1                Consent of Arthur Andersen LLP
   23.2                Consent of KPMG LLP

RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

Financial Statements
December 31, 1999 and 1998



Table of Contents

Reports of Independent Public Accountants

Financial Statements

     Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999


Notes to Financial Statements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of Rubbermaid
Retirement Plan for Collectively-Bargained Associates:

We have audited the accompanying statement of net assets available for plan benefits of the Rubbermaid Retirement Plan for Collectively-Bargained Associates as of December 31, 1999, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Rubbermaid Retirement Plan for Collectively-Bargained Associates as of December 31, 1998, were audited by other auditors whose report dated March 31, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
June 23, 2000

                          INDEPENDENT AUDITORS' REPORT



Plan Administrator of
Rubbermaid Retirement Plan for
  Collectively-Bargained Associates:


We have audited the accompanying statement of net assets available for plan benefits of the Rubbermaid Retirement Plan for Collectively-Bargained Associates
(Plan) as of December 31, 1998. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP

Cleveland, Ohio
March 31, 1999

RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

Statements of Net Assets Available for Plan Benefits
December 31, 1999 and 1998



                                                                                      1999              1998
                                                                                ----------------- ------------------

Assets:
   Investment in Rubbermaid Master Trust                                            $161,718,234      $156,489,184

Receivables:
   Employer Contribution                                                               1,862,746         1,745,748
   Participant Contributions                                                                   -           316,644
                                                                                ----------------- ------------------

         Net Assets Available for Plan Benefits                                     $163,580,980      $158,551,576
                                                                                ================= ==================



The accompanying notes to financial statements are an integral part of these statements.

RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1999



Additions to Assets Attributed to:
   Net Investment Income from Rubbermaid Master Trust                                                  $20,372,312

   Contributions:
     Employer Contribution                                                                               1,863,385
     Participant Contributions                                                                             781,355
                                                                                                  ------------------

        Total Additions                                                                                 23,017,052
                                                                                                  ------------------

Deductions from Assets Attributed to:
   Benefits Paid to Participants                                                                        17,878,625
   Miscellaneous                                                                                            78,709
                                                                                                  ------------------

        Total Deductions                                                                                17,957,334
                                                                                                  ------------------

        Net Increase Prior to Transfers                                                                  5,059,718

Net Transfers to Other Plans                                                                               (30,314)
                                                                                                  ------------------

         Net Increase                                                                                    5,029,404

Assets Available for Plan Benefits:
   Beginning of Year                                                                                   158,551,576
                                                                                                  ------------------

   End of Year                                                                                        $163,580,980
                                                                                                  ==================



The accompanying notes to financial statements are an integral part of this statement.

RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

Notes to Financial Statements
December 31, 1999 and 1998



(1)  Description of the Plan-
     -----------------------

     The following brief description of the Rubbermaid Retirement Plan for Collectively-Bargained Associates (the "Plan"), is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

     On October 20, 1998, the Plan's Sponsor entered into a definitive agreement to merge with Newell Company ("Newell") through a tax-free exchange of shares. This agreement was consummated effective March 24, 1999, resulting in the Plan's sponsor becoming a wholly-owned subsidiary of Newell.

     (a) General-
         -------

         The Plan is a defined contribution profit sharing plan with a 401(k) feature covering collectively-bargained associates located at the Wooster, Ohio facility. Participation in the Plan begins on January 1 coincident with or following an associate's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b) Contributions-
         -------------

         Annually, the Company contributes to the Plan an amount equal to 6% of the eligible compensation paid to its employees during the Plan year. A participant must be employed by the Company at the end of the Plan year and complete at least 1,000 hours during the Plan year in order to be eligible to receive a Company contribution, subject to limited exceptions.

         In addition, the Company pays out to each employee up to 12% of their eligible compensation for the quarter, determined in accordance with the terms of the collective bargaining agreement between the Company and the United Steelworkers of America, Rubber/Plastic Industry Conference, Local No. 302L. The quarterly cash payout is based on the attainment of plant performance goals and can be paid out in cash or deferred, as a 401(k) contribution, to the participant's account in the Plan.

     (c) Participant Accounts-
         --------------------

         Separate accounts are maintained for each participant. Contributions are invested, as instructed by the participants, in one or more of the available investment funds. Each participant's account is credited with contributions, if any, and earnings.

     (d) Vesting-
         -------

         Participants are 100% vested in the portion of their accounts attributable to 401(k) contributions (plus earnings). Vesting in the remainder of their accounts is based upon a seven-year graduated vesting schedule. A participant becomes 100% vested after completing seven years of vesting service. Upon death, disability or attainment of age 65, participants become 100% vested.

     (e) Investments-
         -----------

         All investments are participant-directed, and participants may elect to invest their account in the Plan in one or more of the eleven investment funds held by the Plan. Currently, the available investment funds include:

         STABLE VALUE FUND - Seeks to provide for preservation of capital and stability of investment returns through investments in high quality investment contracts with insurance companies, banks or other financial institutions.

         FIDELITY PURITAN FUND - Seeks as much income as possible, consistent with preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower quality, high yield debt securities.

         SPARTAN U.S. EQUITY INDEX FUND - Seeks investment results that try to duplicate the composition and total return of the S&P 500 and in other securities that are based on the value of the Index

         FIDELITY CONTRAFUND - Seeks long-term capital appreciation by investing mainly in the securities of companies believed to be out of favor or undervalued.

         FIDELITY MAGELLAN FUND - Seeks long-term capital appreciation by investing in the stocks of both well known and lesser known companies with above average growth potential and a correspondingly higher level of risk.

         FIDELITY SMALL-CAP SELECTOR - Seeks capital appreciation by investing primarily in companies that have market capitalizations of $750 million or less at the time of the Fund's investment.

         FIDELITY DIVERSIFIED INTERNATIONAL FUND - Seeks capital growth by investing primarily in equity securities of companies located anywhere outside the U.S. that are included in the Morgan Stanley EAFE Index.

         NEWELL RUBBERMAID INC. STOCK FUND - Invests primarily in Newell Rubbermaid Inc. common stock.

         FIDELITY U.S. BOND INDEX FUND - Seeks to provide investment results that correspond to the aggregate price and investment performance of the debt securities in the Lehman Brothers Aggregate Bond Index.

         INVESCO DYNAMICS FUND - Seeks long-term capital growth by investing in domestic common stocks of companies traded on U.S. securities exchanges as well as on the over-the-counter (OTC) market.

         FIDELITY EQUITY-INCOME FUND - Seeks to provide moderate income while offering the potential for capital appreciation through investments in income-producing stocks.

         For investment purposes only, investments of the Plan are commingled with the investments of the Rubbermaid Retirement Plan. Collectively, such funds comprise the Rubbermaid Master Trust (the "Master Trust") with Fidelity Management Trust Company as the trustee. Allocation of the Master Trust investments and income among plans is determined on the basis of the value of the participant accounts attributed to each plan.

     (f) Payment of Benefits-
         -------------------

         A participant is eligible to receive a distribution upon termination of employment, in either a lump-sum cash payment equal to the value of his or her vested account or periodic payments in such amounts as elected by the participant (subject to provisions of the Plan).

     (g) Participant Loans-
         -----------------

         Loans of up to 50% of the vested portion of the participant's individual account may be obtained by qualified participants. The maximum loan permissible is generally the lesser of $50,000 or one-half of the participant's vested balance. Loans are repayable through payroll deductions over periods ranging up to 60 months. The interest rate is determined based on prevailing market conditions. Interest rates on loans outstanding at December 31, 1999 ranged from 9.25% to 10.00%.

(2)  Significant Accounting Policies-
     -------------------------------

     (a) Basis of Presentation-
         ---------------------

         The accompanying financial statements have been prepared on the accrual basis of accounting.

     (b) Investment Valuation-
         --------------------

         The Plan's investments are stated at fair value except for fully benefit-responsive guaranteed principal and interest contracts included in the Stable Value Fund, which are stated at contract value. Purchases and sales of securities are recorded on a trade date basis.

     (c) Payment of Benefits-
         -------------------

         Benefits are recorded when paid.

     (d) Administrative Expenses-
         -----------------------

         All normal costs and expenses of administering the Plan and Trust are paid by Plan participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant's individual account.

     (e) Use of Estimates-
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     (f) New Accounting Standard-
         -----------------------

         The Accounting Standards Executive Committee issued AICPA Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters", which eliminates the requirement for a defined contribution plan to present participant-directed investment programs. During 1999, the Plan adopted SOP 99-3 and, as such, the 1998 financial statements have been classified to eliminate the participant-directed fund investment program disclosures.

(3)  Master Trust Financial Information-
     ----------------------------------

     As described in Note 1(e), all of the Plan's investments are contained in a Master Trust in which they are combined for investment purposes with the assets of the Rubbermaid Retirement Plan. The Master Trust fund assets at December 31, are as follows:

                                     Assets                                      1999               1998
                                     ------
                                                                           ------------------ -----------------

     Newell Rubbermaid Inc. Stock Fund *                                        $12,115,255        $11,568,864
     Mutual Funds                                                               272,481,883        246,343,492
     Stable Value Fund                                                          224,231,031        214,206,755
     Loans to Participants                                                        9,728,457          9,921,479
                                                                           ------------------ -----------------

              Total Assets                                                     $518,556,626       $482,040,590
                                                                           ================== =================

     *Represents a party-in-interest.

                                                                    1999                          1998
                                                        ----------------------------- -----------------------------
                                                             Amount         Percent        Amount         Percent
                                                        ------------------ ---------- ------------------ ----------

     Rubbermaid Retirement Plan                             $356,838,392     68.8%        $325,551,406     67.5%
     Rubbermaid Retirement Plan for
       Collectively-Bargained Associates                     161,718,234     31.2          156,489,184     32.5
                                                        ------------------ ---------- ------------------ ----------

              Total Assets                                  $518,556,626    100.0%        $482,040,590    100.0%
                                                        ================== ========== ================== ==========

     The Master Trust is invested in a Stable Value Fund that invests primarily in guaranteed investment contracts ("GIC"), separate account portfolios ("SAP") and synthetic guaranteed investment contracts ("SYN"). The crediting interest rate for the fund was 6.10% and 6.12% as of December 31, 1999 and 1998, respectively. The fund's blended rate of return for the year was 6.13% and 6.12% in 1999 and 1998, respectively.

     The crediting rates for SAP and SYN contracts are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

     The contract values and fair values of investment contracts included in the Stable Value Fund as of December 31, 1999 and 1998 are as follows:

                                                       Contract Value                         Fair Value
                                            ------------------------------------- ------------------------------------
                                                  1999               1998               1999              1998
                                            ------------------ ------------------ ----------------- ------------------

     Guaranteed Investment Contracts             $21,252,179        $44,018,146        $21,297,592       $44,361,016
     Synthetic Guaranteed Investment
        Contracts                                133,491,859        100,706,060        130,432,760       103,221,508
     Separate Account Guaranteed
        Investment Contracts                      57,971,897         61,891,290         56,442,510        63,099,692
                                            ------------------ ------------------ ----------------- ------------------
                                                $212,715,935       $206,615,496       $208,172,862      $210,682,216
                                            ================== ================== ================= ==================

     Included in the fair value of synthetic guaranteed investment contracts as of December 31, 1999 and 1998 are $(3,000,063) and $0, respectively, related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

     Master Trust income and its allocation to the participating plans for the year ended December 31, 1999 is as follows:

     Interest and Dividends                                              $29,091,185
     Realized Gains, Net                                                  17,608,936
     Unrealized Appreciation (Depreciation) in the Fair Value of
        Investments by Type:
          Stock Funds                                                     (4,105,235)
          Mutual Funds                                                    18,721,147
                                                                     ----------------
              Total Unrealized Appreciation                               14,615,912
                                                                     ----------------
              Total Master Trust Income                                  $61,316,033
                                                                     ================

                          Master Trust Income                            Amount        Percent
                          -------------------
                                                                     ---------------- -----------

     Rubbermaid Retirement Plan                                          $40,943,721     66.8%
     Rubbermaid Retirement Plan for Collectively-
       Bargained Associates                                               20,372,312     33.2
                                                                     ---------------- -----------

              Total Master Trust Income                                  $61,316,033    100.0%
                                                                     ================ ===========

(4)  Plan Termination-
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and the Trustee shall distribute the assets in accordance with the terms of the Plan and the trust agreement.

(5)  Tax Status-
     ----------

     The Internal Revenue Service has determined and informed the Company by letter dated November 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended effective January 1, 1997. The plan administrator and the Plan's tax counsel do not believe that these amendments will have any negative impact on compliance with the applicable requirements of the IRC.

(6)  Reconciliation of Net Assets to Form 5500-
     -----------------------------------------

     As of December 31, 1999, the Plan had $678 of pending distributions to participants who elected to withdraw from the Plan. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the accompanying statement of net assets available for plan benefits in accordance with generally accepted accounting principles.

     The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1999:

                                                               Benefits                         Net Assets
                                                              Payable to       Benefits        Available for
                                                             Participants        Paid          Plan Benefits
                                                             -------------- ---------------- ------------------

     Per Financial Statements                                  $     -         $17,878,625       $163,580,980
     1999 Amounts Pending Distribution to Participants             678                 678               (678)
                                                               ---------    ---------------- ------------------

     Per Form 5500                                                $678         $17,879,303       $163,580,302
                                                               =========    ================ ==================

